July 26, 2010

VIA EDGAR

Ms. Patricia Williams

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:       Nicholas Fund, Inc. (the “Fund”)

            Registration Nos. 002-30447/811-01728

Ms. Williams:

This letter is being filed via EDGAR as Correspondence in response to your verbal comments on Post-Effective Amendment (“PEA”) No. 58 to the Fund’s Registration Statement filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of complying with revisions to Form N-1A adopted in Release Nos. 33-8998, IC-28584 (Jan. 13, 2009) received on July 23, 2010.  We appreciate your assistance and timeliness in this matter.  Your comments as we understood them are detailed below with our response immediately following each comment.

Prospectus

            Comment 1

            In the section entitled "Investment Objective, Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings", in the response to the question "What is the Fund's investment objective?" remove the word primary.

Response 1

            In the section entitled "Investment Objective, Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings", the response to the question "What is the Fund's investment objective?" section now reads:

The investment objective of Nicholas Fund, Inc. is to increase the value of your investment over the long-term ("long-term growth").

Statement of Additional Information

Comment 2

            In the section entitled, Management – Directors, Executive Officers and Portfolio Managers of the Fund, the heading in the table discussing other directorships of the Fund Directors should read "Other Directorships Held by Director during Past Five Years."

Response 2

            In the section entitled, Management – Directors, Executive Officers and Portfolio Managers of the Fund, the heading in the table discussing other directorships of the Fund Directors has be changed to read "Other Directorships Held By Director during Past Five Years."

            Comment 3

            In the section entitled, Management – Directors, Executive Officers and Portfolio Managers of the Fund, the disclosures regarding the experience, qualifications, attributes and skills related to director service should be include in narrative form rather than tabular.

Response 3

            The disclosures regarding the experience, qualifications, attributes and skills related to director service have been modified from the tabular form and included in the narrative preceding the table.

In accordance with SEC guidelines, the Fund hereby states the following:

(a)     The Fund acknowledges that in connection with the comments made by the Staff, the Staff has not passed generally on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

(b)    The Fund acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments does not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

(c)     The Fund represents that neither the Fund nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

As you know, the Fund’s amendment to its Registration Statement is scheduled to go effective July 31, 2010.  As that date approaches, we will contact you to confirm that our responses are satisfactory and that no additional changes to the Registration Statement are required.  You may contact me at (414) 272-4650 with any questions you may have or for any further information you may desire.

Very truly yours,

/s/ Jeffrey T. May

Senior Vice President, Secretary and Treasurer

Cc:       Jason T. Thompson

            Patricia Williams via e-mail